Exhibit (12)

CLEARWATER PAPER CORPORATION

Computation of Ratio of Earnings to Fixed Charges

(In thousands)

	2008	2007	2006	2005	2004
Earnings (loss) from operations before taxes on income	$15,337	$39,407	$33,263	$(14,840)	$(8,798)
Add:
Interest expense	13,147	13,000	13,000	12,589	12,500
Rental expense factor[1]	4,501	4,489	5,156	4,654	4,552
Discount and loan expense amortization	46	—	—	—	—
Earnings available for fixed charges	$33,031	$56,896	$51,419	$2,403	$8,254
Fixed charges:
Interest expense	$13,147	$13,000	$13,000	$12,589	$12,500
Rental expense factor [1]	4,501	4,489	5,156	4,654	4,552
Discount and loan expense amortization	46	—	—	—	—
Total fixed charges	$17,694	$17,489	$18,156	$17,243	$17,052
Ratio of earnings to fixed charges	1.9	3.3	2.8	0.1	0.5

[1]	“Rental expense factor” is the portion of rental expense estimated to be representative of the interest factor within rental expense.

The dollar amount of deficiency in earnings available for fixed charges for a one-to-one ratio for 2005 and 2004 was $14,840 and $8,798, respectively.

Certain 2004-2007 amounts have been reclassified to conform to the 2008 presentation.